UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
Annual Report

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

1-5911
(Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for fund benefits as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Date June 28, 2006

By /s/ Janet W. Newcomb
Janet W. Newcomb
National City Bank Trustee

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Date June 28, 2006

By /s/ Janet W. Newcomb
Janet W. Newcomb
National City Bank Trustee

Financial Statements and Supplemental Schedule

Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation

We have audited the accompanying statements of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 25, 2007

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31 2006	2005
Assets		
Investments, at fair value	**$ 76,329,028**	$ 66,790,701
Participant contributions receivable	**539,044**	518,823
Employer contributions receivable	**194,088**	192,726
Total assets	**77,062,160**	67,502,250
Liabilities		
Refunds for excess contributions	**134,123**	130,939
Net assets available for benefits at fair value	**76,928,037**	67,371,311
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**198,841**	189,762
Net assets available for benefits	**$ 77,126,878**	$ 67,561,073

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2006	**2005**
Additions:		
Interest and dividend income	**$ 3,343,591**	$ 2,308,569
Contributions from:		
Employer	**2,052,182**	2,000,857
Participants	**5,522,113**	5,229,701
Rollovers	**28,275**	2,034,430
Transfers to the Plan	**–**	10,783,836
Total additions	**10,946,161**	22,357,393
Deductions:		
Retirement and qualified participant distributions	**6,703,517**	6,373,577
Administrative expenses	**47,330**	31,138
Total deductions	**6,750,847**	6,404,715
Net realized and unrealized appreciation (depreciation) in fair value of investments	**5,370,491**	(998,458)
Net increase	**9,565,805**	14,954,220
Net assets available for benefits, beginning of year	**67,561,073**	52,606,853
Net assets available for benefits, end of year	**$ 77,126,878**	$ 67,561,073

See accompanying notes.

1. Description of Plan

The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees who have completed 1,000 hours of service in a consecutive 12-month period with the Company and are age 21 or older are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 22, 2004, as permitted by the plan document, the Board of Directors of Spartech Polycom, Inc., a wholly owned subsidiary of the Company, passed a resolution to merge the Spartech Polycom, Inc. 401(k) Profit Sharing Plan, of which it was the plan sponsor, with the Plan, effective January 1, 2005. As of that date, all participants of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan became participants of the Plan. Related to the merger, participant balances of $10,783,836 were transferred to the Plan on January 1, 2005.

Contributions

Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant's compensation. The Company may also make discretionary contributions to the Plan, although in 2006 and 2005 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan's termination.

Investment Option

Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are all trusteed mutual funds and a Company stock fund.

All investments are participant directed.

Forfeiture

Forfeitures of nonvested employer contributions are used to reduce future employer contributions. During 2006 and 2005, $33,287 and $55,566, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $34,784 and $18,551, respectively.

Payment of Benefits

On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5% to 10.5% at December 31, 2006.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

2. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. The fair value of the Income Advantage Collective Trust Fund, which contains guaranteed investment contracts, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants' accounts.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair value of individual investments, by investment type, is as follows:

	December 31	
	2006	**2005**
Mutual funds	**$ 49,711,647**	$ 43,335,768
Collective trust	**12,583,974**	10,929,315
Company stock	**10,884,058**	9,654,845
Participant loans	**3,149,349**	2,870,773
Investments, at fair value	**$ 76,329,028**	$ 66,790,701
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**198,841**	189,762
Investments, at contract value	**$ 76,527,869**	$ 66,980,463

As of December 31, 2006, the Plan recorded investments at fair value on its Form 5500. The difference between fair value and contract value was $198,841 at December 31, 2006, as shown on the reconciliation in the table above.

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2006	**2005**
American Balanced Fund	**$ 6,976,284**	$ 6,511,624
Armada S&P 500 Index Fund	**10,572,127**	9,445,804
Armada Bond Fund	**4,526,423**	4,631,112
Income Advantage Collective Trust Fund	**12,583,974**	10,929,315
Oppenheimer Global Fund	**15,677,510**	13,099,627
Spartech Corporation Company Stock Fund	**10,844,058**	9,654,845

3. Investments (continued)

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,370,491 and $(998,458), respectively, as follows:

	Year Ended December 31	
	2006	**2005**
American Balanced Fund	**$ 427,313**	$ (61,354)
American Century Equity Income Fund	**159,499**	(52,790)
Armada S&P 500 Index Fund	**1,213,552**	270,978
Armada Bond Fund	**(14,207)**	(94,794)
Income Advantage Collective Trust Fund	**(198,841)**	(189,762)
Armada Small Cap Value Fund	**(71,159)**	(264,851)
Federated Mid-Cap Index Fund	**66,828**	69,708
Massachusetts Investors Growth Stock Fund	**52,960**	23,120
MFS Value Fund	**151,481**	60
Oppenheimer Global Fund	**1,353,525**	1,149,334
Putnam Growth & Income Fund	**18,489**	16,237
Putnam New Opportunities Fund	**129,100**	141,764
Total mutual funds at fair value	**3,288,540**	1,007,650
Spartech Corporation Company Stock Fund	**1,883,110**	(2,195,870)
Total investments, at fair value	**5,171,650**	(1,188,220)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**198,841**	189,762
Total investments, at contract value	**$ 5,370,491**	$ (998,458)

The Plan received dividends from Company stock of $214,319 and $208,537 during the years ended December 31, 2006 and 2005, respectively.

4 Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Reclassifications

Certain reclassifications have been made to conform previously reported data to the current presentation. Such reclassifications have no impact on net assets available for benefits or changes in net assets available for benefits.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan

EIN #43-0761773 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
American Balanced Fund	367,749 shares of mutual funds	$ 6,976,284
American Century Equity Income Fund	276,498 shares of mutual funds	2,375,119
Armada S&P 500 Index Fund*	873,008 shares of mutual funds	10,572,127
Armada Bond Fund*	454,254 shares of mutual funds	4,526,423
Income Advantage Collective Trust Fund*	12,781,277 shares of mutual funds	12,583,974
Armada Small Cap Value Fund*	125,744 shares of mutual funds	2,349,001
Federated Mid-Cap Index Fund	93,121 shares of mutual funds	2,136,193
Massachusetts Investors Growth Stock Fund	53,846 shares of mutual funds	743,069
MFS Value Fund	52,707 shares of mutual funds	1,410,979
Oppenheimer Global Fund	213,214 shares of mutual funds	15,677,510
Putnam Growth and Income Fund	56,139 shares of mutual funds	1,114,917
Putnam New Opportunities Fund	39,500 shares of mutual funds	1,830,025
Spartech Corporation Company Stock Fund*	415,031 shares of Company stock	10,884,058
Participant loans receivable*	Various participants, interest rates from 5% to 10.5%, maturities through 2024	3,149,349
Total assets, at fair value		$ 76,329,028
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		198,841
Total assets, at contract value		$ 76,527,869

All investments are participant directed.

* Party-in-interest.

0706-0843320

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60381) pertaining to Spartech Corporation 401(k) Savings and Investment Plan of our report dated June 25, 2007, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

St. Louis, Missouri
June 25, 2007

END

0705-0835602